Exhibit d.(15)(f)

AMENDMENT NO. 5

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 5 to the INVESTMENT SUB-ADVISORY AGREEMENT (“Amendment”) is dated as of May 1, 2023, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas life insurer (“VALIC”), and MASSACHUSETTS FINANCIAL SERVICES COMPANY (the “Sub-Adviser”).

WITNESSETH:

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended (the “Advisory Agreement”), pursuant to which VALIC has agreed to provide investment management, advisory and administrative services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, VALIC and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated June 20, 2005, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Subadvisory Agreement; and

WHEREAS, the Board of Directors of the Company has approved this Amendment to the Subadvisory Agreement and it is not required to be approved by the shareholders of the Covered Funds.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Subadvisory Agreement as follows:

1.    Schedule A Amendment. Schedule A to the Subadvisory Agreement is hereby amended and restated as attached hereto to reflect that the Sub-Adviser will manage a portion of the assets of the Global Real Estate Fund and shall be compensated on those assets managed in accordance with Section 2 of the Subadvisory Agreement at the fee rate reflected in Schedule A attached hereto.

2.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.    Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.    Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement. The parties agree that this Amendment and any documents related hereto may be electronically signed. The parties agree that any electronic signatures appearing on this Amendment and any related documents are the same as handwritten signatures for the purposes of validity, enforceability and admissibility.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

By:	/s/ Kevin J. Adamson
Name: Kevin J. Adamson
Title: Authorized Signatory

MASSACHUSETTS FINANCIAL SERVICES COMPANY

By:	/s/ Carol W. Geremia
Name: Carol W. Geremia
Title: President

SCHEDULE A

Effective May 1, 2023

Annual Fee computed at the following annual rate, based on average daily net assets for each month on that portion of the assets managed by SUB-ADVISER, and payable monthly:

Covered Fund	Fee

Global Real Estate Fund	Omitted

International Opportunities Fund	Omitted

Large Capital Growth Fund	Omitted